SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

RTS OIL HOLDINGS, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

74978P 107

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-7411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

1.         NAMES OF REPORTING PERSONS:  RAMLE INVESTMENTS LIMITED

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):  None.

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)    ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  SC

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands

 NUMBER OF SHARES                        7. SOLE VOTING POWER: 2,331,167 shares.

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0 shares.

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 2,331,167 shares.

                                                            10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,331,167 shares directly.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.       TYPE OF REPORTING PERSON.

CO

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, $0.001 par value per share.

Name of Issuer:  RTS Oil Holdings, Inc., a Utah corporation (the “Company”), 2319 Foothill Drive, Suite 160, Salt Lake City, UT 84109.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Ramle Investments Limited.

(b)        Address: Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, Virgin Islands, British

(c)        Principal Occupation:  Caspian Business Consulting.

(d)        During the last five years, Ramle Investments Limited has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Ramle Investments Limited has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        British Virgin Islands

Item 3.  Source and Amount of Funds or Other Consideration

Ramle Investments Limited acquired all 2,331,167 shares pursuant to a Share Exchange Agreement effective on May 8, 2013 (the “RTS Oil Agreement”) by and among the Company (sometimes called “Party-1” in the RTS Oil Agreement) for introducing the parties to the RTS Oil Agreement.  The closing of the RTS Oil Agreement resulted in a change in control of the Company.

Item 4.  Purpose of Transaction.

The purchase was for investment.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially owned.  As of the date hereof, Ramle Investments Limited owns 2,331,167 shares directly.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 2,331,167 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 2,331,167 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 2013                                                                    /s/  Alexey Kotov

                                                                                                     Alexey Kotov

          Director